June 13, 2006		VIA SEDAR
TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	BCE Inc.

Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of BCE Inc. (the Corporation”) held on June 7, 2006 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the scrutineers’ report, shareholders were present at the meeting, in person or by proxy, representing 477,714,762 common shares or 52.71% of the 906,266,256 shares outstanding on the April 10, 2006 record date for the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholder meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
André Bérard	461,374,520	96.61	16,200,433	3.39
Ronald A. Brenneman	461,951,117	96.73	15,630,771	3.27
Richard J. Currie	461,743,998	96.68	15,833,090	3.32
Anthony S. Fell	461,827,234	96.70	15,755,026	3.30
Donna Soble Kaufman	462,349,273	96.81	15,233,467	3.19
Brian M. Levitt	462,176,088	96.77	15,405,489	3.23
Edward C. Lumley	460,584,582	96.44	16,997,978	3.56

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Judith Maxwell	462,584,891	96.86	14,996,664	3.14
John H. McArthur	458,909,381	96.09	18,673,624	3.91
Thomas C. O’Neill	462,611,050	96.87	14,971,788	3.13
James A. Pattison	462,995,372	96.95	14,587,360	3.05
Robert C. Pozen	462,618,876	96.87	14,963,880	3.13
Michael J. Sabia	462,139,032	96.77	15,443,644	3.23
Paul M. Tellier	462,151,316	96.77	15,427,718	3.23
Victor L. Young	461,732,409	96.68	15,847,519	3.32

2. Appointment of Auditor

A ballot was conducted with respect to the appointment of Deloitte & Touche LLP as the Corporation’s auditor. According to proxies received and ballots cast, Deloitte & Touche LLP was appointed the Corporation’s auditor with the following results:

Votes For – 475,002,136 (99.47%)

Votes Withheld – 2,537,853 (0.53%)

Total Votes Cast – 477,539,989

3. Approval of BCE Plan of Arrangement

A ballot was conducted with respect to the special resolution to approve the BCE Plan of Arrangement under which BCE Inc. would distribute units in Bell Aliant Regional Communications Income Fund to its holders of common shares as a return of capital and effect a reduction of approximately 75 million common shares. According to proxies received and ballots cast, the special resolution was approved with the following results:

Votes For – 462,465,097 (99.19%)

Votes Against – 3,778,093 (0.81%)

Total Votes Cast – 466,243,190

4. Shareholder Proposal No. 1

As no one was present at the Meeting to move the proposal, no vote was taken with respect to the shareholder proposal that the whole of BCE Inc. be converted into an income trust fund which would distribute to unitholders at least 90% of its annual free cash flow. Nevertheless, in the spirit of full disclosure, it should be noted that 83.93% (representing 391,114,833 shares) of the votes cast by proxy prior to the commencement of the Meeting were directed to be voted AGAINST the proposal and 16.07% (representing 74,863,179 shares) of such votes were directed to be voted FOR the proposal. The total number of common shares directed to be voted as such was 465,978,012 shares.

Yours truly,

(signed) Patricia A. Olah
Corporate Secretary and
Lead Governance Counsel